Securities and Exchange Commission

Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d/16

of the Securities Exchange Act of 1934

November 2024

Aegon Ltd.

Aegon Limited	Statutory seat	Principle place of business	Bermuda Registrar of Companies number: 202302830
An exempted company with liability	Canon’s Court	Aegonplein 50	(September 30, 2023)
limited by shares www.aegon.com	22 Victoria Street Hamilton HM 12 Bermuda	2591 TV The Hague The Netherlands	Dutch Chamber of Commerce number: 27076669 Aegon Limited is a non-resident company under the Dutch Act Non Residential Companies

Aegon’s press release, dated November 15, 2024, is included as appendix and incorporated herein by reference.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Aegon Ltd.
(Registrant)

Date: November 15, 2024	By	J.H.P.M van Rossum

J.H.P.M van Rossum
Executive Vice President and Head of
Corporate Financial Center

November 15, 2024 3Q24 trading update

Aegon trading update for third quarter 2024

•	EUR 336 million operating capital generation, before holding funding and operating expenses.

Full-year 2024 guidance raised to around EUR 1.2 billion, from around EUR 1.1 billion previously

•	Capital ratios of the main units remain above their respective operating levels
•	Planned new EUR 150 million share buyback program announced; completion expected in the first half of 2025. The program includes neutralization of shares issued for share-based compensation plans
•	Cash Capital at Holding of EUR 1.5 billion as of September 30, 2024. Expect to reach mid-point of the target range (EUR 1.0 billion) by the end of 2026
•

Completed program to purchase institutionally owned universal life policies. Terminated policies negatively impacted US RBC ratio by 16%-points. Expect 8%-points benefit in 40 2024 after equity funding repayment. Operating capital generation benefits from the program, as previously guided

•

Strong commercial momentum in Asset Management and UK Workplace platform. US Strategic Assets experience commercial volatility. UK Adviser platform continues to be affected by challenging market conditions

Lard Friese, Aegon CEO, commented:

“In the third quarter, we continued to execute our strategy to grow our franchises. Despite some volatility in our commercial results, we are on track to deliver on the strategy outlined at our 2023 Capital Markets Day (CMD).

In the US, the number of World Financial Group agents grew by 19% compared with 3Q 2023 to almost 82,500, but we also observed a shift in focus to third-party annuity products sales during the third quarter, which also benefited WFG revenues. This shift negatively impacted Individual Life sales. Mid-sized retirement plans also saw net outflows of USD 0.4 billion, as higher than usual withdrawals were only partially offset by an increase in gross deposits.

Our UK business continued on its path to become a leading digital savings and retirement platform, as outlined at our June 2024 Strategy Teach-ln. Our Workplace platform continued to grow with net inflows of GBP 0.9 billion. Outflows continued in our Adviser platform, as anticipated.

We saw continued momentum at Aegon Asset Management, where third-party net deposits in Global Platforms and Strategic Partnerships totaled EUR 4 billion, driven mostly by alternative fixed income products in Global Platforms.

Our International business experienced some cyclical headwinds, for example, the impact of higher interest rates in Brazil.

We continued to execute our strategy in the US to reduce our exposure to our Financial Assets and have completed our program to purchase universal life policies from institutional shareholders. This program has a negative impact on the US RBC ratio but operating capital generation (OCG) benefits from the program going forward.

During the quarter, we generated EUR 336 million of OCG, mostly from our US business. With year-to-date OCG of over EUR 900 million, we now expect full-year 2024 OCG of around EUR 1.2 billion compared with around EUR 1. 1 billion that we previously guided for.

Our cash capital remained strong at EUR 1.5 billion, as did the capital positions of our units. Consequently, consistent with our capital management framework, we announce today a planned new share buyback program of EUR 150 million. We expect the new program to begin in January 2025, and to be completed in the first half of the year. In addition, we today clarify that we plan to manage our Cash Capital at Holding down to the mid-point of the EUR 0.5- 1.5 billion range by the end of 2026.”

Please note that all comparisons are versus the third quarter of 2023 unless stated otherwise.

Contact details and dial-in information can be found at the end of this press release, on page 17.

November 15, 2024 3Q24 trading update

Strategy

Aegon is an international financial services holding company. Aegon’s ambition is to build leading businesses that offer their customers investment, protection, and retirement solutions. Aegon’s portfolio of businesses includes fully owned businesses in the United States and United Kingdom, and a global asset manager. Aegon also creates value by combining its international expertise with strong local partners via insurance joint ventures in Spain & Portugal, China, and Brazil, and via asset management partnerships in France and China. In addition, Aegon owns a Bermuda-based life insurer and generates value via a strategic shareholding in a market leading Dutch insurance and pensions company. Aegon is taking significant steps to improve its performance and to create sustainable value for all its stakeholders.

Aegon’s businesses in the US are divided into Financial Assets and Strategic Assets. Aegon intends to, over time, reduce capital employed by Financial Assets and grow its Strategic Assets, its partnerships, and the global asset manager. Exposure to businesses outside of Aegon’s core focus has been largely eliminated over recent years.

Throughout its transformation, Aegon aims to maintain a solid capital position in its business units and at the Holding. Through proactive risk management actions, Aegon is improving its risk profile and reducing the volatility of its capital ratios. This is underscored by Aegon’s capital strength.

The next chapter in Aegon’s strategy is expected to lead to operating capital generation from its units of around EUR 1.2 billion, and of free cash flow of around EUR 800 million by 2025. Aegon aims to grow its dividend per share to around EUR 0.40 over 2025, barring unforeseen circumstances and subject to the necessary approvals. Gross financial leverage is expected to remain at around EUR 5 billion.

The company will present an update on its strategy and targets at a Capital Markets Day on December 10, 2025.

November 15, 2024 3Q24 trading update

Business update Americas

Aegon Americas Business update				unaudited
USD in millions	Notes	3Q 2024	3Q 2023%
Distribution KPIs - World Financial Group (WFG)

Number of licensed agents		82,452	69,104	19
Number of multi-ticket agents		37,003	35,521	4
Transamerica’s market share in WFG (US Life)		63%	65%	(3)

Savings & Investments KPIs

Gross deposits Retirement Plans		6,750	6,218	9
Net deposits Retirement Plans		(13,485)	(1,539)	n.m.
of which: net deposits mid-sized Retirement Plans		(373)	243	n.m.

Individual Retirement Accounts AuA		12,247	9,458	29
General Account Stable Value AuA		11,648	10,797	8

Gross deposits Mutual Funds		1,213	1,210	-
Net deposits Mutual Funds		(270)	(315)	14

Protection Solutions KPIs

Term Life		16	19	(14)
Whole Life		14	11	31
Traditional Life		30	29	3
Indexed Universal Life		81	89	(9)
New life sales (recurring plus 1/10 single) Individual Life		112	118	(6)

Traditional Life		1	1	87
Universal Life		13	13	(1)
New life sales (recurring plus 1/10 single) Workplace Life		14	14	3
New premium production Workplace Health		24	22	8
Net deposits Indexed Annuities		405	141	187

Financial Assets KPIs

Capital employed in Financial Assets (at operating level)		3,473	4,093	(15)

Net deposits Variable Annuities		(1,503)	(1,309)	(15)
Net deposits Fixed Annuities (excluding SPGAs)		(319)	(341)	6

Variable Annuities dynamic hedge effectiveness ratio (%)[1]		99%	99%	-
LTC actual to expected claim ratio (%) (IFRS based)		104%	103%	1
NPV of LTC rate increases approved since end 2022		457	108	n.m.

1. Dynamic hedge effectiveness ratio (%) represents the hedge effectiveness on targeted risk, in particular impact from linear equity and interest rate movements.

November 15, 2024 3Q24 trading update

Transamerica – Aegon’s business in the United States – has a long and proud history of making financial services available to the many, not just the few. The company aims to accelerate its growth and become America’s leading middle market life insurance and retirement company. Since the beginning of this year, Transamerica’s Strategic Assets have been grouped into three business segments: Distribution, Savings & Investments and Protection Solutions. The results of Financial Assets are presented as a fourth segment. Non-insurance businesses are reflected in Distribution and Savings & Investments, while Protection Solutions and Financial Assets contain the insurance businesses.

During the third quarter of 2024, the Strategic Assets experienced slower business growth than in prior quarters. With the successful completion of a program to purchase universal life policies from institutional owners, we continue to implement management actions to reduce the exposure to Financial Assets, consistent with our strategy.

Strategic Assets business update: Distribution

Transamerica’s Distribution business segment consists of World Financial Group (WFG), its wholly owned life insurance agency, and Transamerica Financial Advisors. Transamerica’s ambition is to increase the number of WFG agents to 110,000 by 2027, while simultaneously improving agent productivity.

At the end of the third quarter of 2024, WFG had 82,452 licensed agents. This is an increase of 19% compared with the prior year period, driven by the successful training of recruits to become licensed agents. WFG has also implemented a new activation program providing training and other forms of support for newer agents to improve their productivity more quickly. The number of multi-ticket agents- those selling more than one life policy per 12 months – increased by 4% over the same period to 37,003 agents.

In the third quarter of 2024, Transamerica’s market share in the WFG distribution channel in the US amounted to 62.8% for life products. This was a decrease of 1. 7%-points compared with the prior year quarter, but remained consistent with the level observed throughout 2024, building on the dedicated service provision for WFG agents and the products tailored to the US middle market.

Strategic Assets business update: Savings & Investments

Transamerica’s Savings & Investments business segment includes Retirement Plans, Mutual Funds, and Stable Value Solutions. The growth focus lies in recordkeeping and investment services for US defined contribution plans and individual retirement accounts (IRAs), as well as advice to plan participants. The Retirement Plan business aims to increase profitability by growing assets in the General Account Stable Value and IRA propositions, focusing on mid-sized and pooled plans, and delivering managed advice and other ancillary products and services.

Net deposits

Retirement Plans reported net outflows of USD 13.5 billion in the third quarter of 2024 compared with USD 1.5 billion of net outflows in the same period of 2023. The decrease was driven by large-market plans, where net outflows amounted to USD 13.5 billion in the period and were largely driven by the discontinuance of two large, low-margin recordkeeping contracts. Gross deposits in large-market plans increased compared with the third quarter of last year but were more than offset by higher participant withdrawals. Net outflows for mid-sized plans amounted to USD 0.4 billion, compared with net deposits of USD 0.2 billion in the third quarter of 2023. The decrease resulted from higher withdrawals as positive equity markets increased the gross value of outflows, as well as the negative impact from contract discontinuances, which was only partially offset by an increase in gross deposits. Part of the eligible participant withdrawals from both large-market and mid-sized plans were rolled over to IRAs in an effort to consolidate assets and retain customers, which generated USD 0.4 billion of net deposits during the reporting period.

November 15, 2024 3Q24 trading update

Net outflows for Mutual Funds amounted to USD 0.3 billion in the third quarter of 2024, remaining on a similar level as in the same quarter of 2023. Both gross deposits and redemptions were at a level comparable to last year.

Account balances

Account balances in Retirement Plans increased by 15% to USD 228 billion at the end of September 2024 driven by favorable market movements, up from USD 198 billion at the end of the third quarter of 2023. Mid-sized plans accounted for USD 54 billion of the total account balances in Retirement Plans at the end of the reporting period, an increase of 25% compared with the level at the end of the third quarter of 2023 as a result of both favorable market movements and net deposits.

Transamerica aims to grow and diversify revenue streams by expanding both the General Account Stable Value product and IRAs to USD 16 billion and USD 18 billion of assets under management, respectively, by 2027. Assets under management in the General Account Stable Value product increased by 8% compared with the end of September 2023 to USD 11.6 billion. Over the same period, IRA account balances increased by 29% to USD 12.2 billion as of September 30, 2024, driven by efforts to retain assets from retirement plans, additional customer deposits, and favorable equity markets over the past year.

Strategic Assets business update: Protection Solutions

Transamerica’s Protection Solutions business segment includes insurance businesses covering Individual Life, Individual Health, Workplace Life, Workplace Health, and Indexed Annuities lines of business. The Indexed Annuities line of business includes registered index-linked annuities (RILA) and fixed indexed annuities (FIA). Transamerica is investing in its product manufacturing capabilities and operating model to position its Protection Solutions business for further growth in the US middle market, with distribution through both WFG and third parties.

New life sales

Transamerica targets around USD 750 million of annual new life sales in Individual Life by 2027. In the third quarter of 2024, Individual Life new life sales amounted to USD 112 million, a decrease of 6% compared with the prior year period. This was mainly driven by lower indexed universal life sales through the WFG distribution channel as a result of agents shifting their focus to third-party annuity product sales following customer demand. As a result, WFG represented 67% of total Individual Life sales in this quarter, a decrease of 4%-points compared with the prior quarter. In addition, new sales for term life products decreased given continued competitive pressures, which was more than offset by an increase in whole life final expense sales.

Workplace Life reported new life sales of USD 14 million, which was stable compared with the same period of 2023.

Net deposits Indexed Annuities

Net deposits for Indexed Annuities products amounted to USD 405 million in the third quarter of 2024. Of that total, RILA products contributed net deposits of USD 419 million, compared with USD 160 million in the same period of 2023. The increase was driven by enhanced wholesale distribution capacity and improved sales productivity.

New premium production Workplace Health

New premium production for Workplace Health insurance amounted to USD 24 million in the third quarter of 2024, an increase of 8% compared with the same period of 2023, driven by higher voluntary benefits sales.

November 15, 2024 3Q24 trading update

Update on Financial Assets

Financial Assets are blocks of business that are capital intensive with relatively low returns on the capital employed. Transamerica is actively managing variable annuities with interest rate sensitive riders, fixed annuities including Single Premium Group Annuities (SPGAs), the legacy universal life book, and long-term care portfolios as Financial Assets.

Transamerica is taking in-force management actions on Financial Assets that are expected to reduce the capital employed together with the organic run-off of the portfolio to USD 2.2 billion by year-end 2027. On September 30, 2024, Financial Assets had USD 3.5 billion of capital employed, a decrease of USD 0.6 billion compared with December 31, 2022, which is the reference date for this target. The decrease was mainly driven by favorable market impacts in the variable annuities portfolio, the run-off of the portfolios, and management actions such as the earlier expansion of the dynamic hedging program for the Variable Annuities guaranteed benefits to include the lapse and mortality margins, as well as the reinsurance of a universal life portfolio.

Universal Life

The legacy Universal Life portfolio includes universal life policies with and without secondary guarantees, as well as a portfolio reinsured from Transamerica Life Bermuda. In the third quarter of 2024, Transamerica achieved its target to purchase at least 40% of the USD 7 billion face value of institutionally owned universal life policies that were in-force at the end of 2021, locking in claims cost and reducing the mortality risk of the overall portfolio. The company purchased USD 2.9 billion or 41% of the face value of institutionally owned universal life policies, focusing on older age policies with large face amounts. The program achieved the targeted investment hurdles and concluded three years ahead of plan.

So far, Transamerica has terminated two thirds of the purchased face value. Of this, one third or USD 925 million was terminated in the third quarter of 2024 with a one-time unfavorable capital impact of USD 289 million. The dedicated Transamerica entity used to purchase these policies has repaid part of its associated equity funding in the beginning of the fourth quarter of 2024, which is expected to benefit the RBC ratio with 8%-points at year-end 2024. At the same time, funding remains available for potential additional purchases if these are economically favorable for Aegon. The remaining universal life policies purchased from institutional owners will be terminated over time with a capital impact expected to be similar to the one observed in the third quarter of 2024 net of the related equity funding repaid in the fourth quarter of 2024. Over time, the capital impacts are expected to be offset by avoiding a drag on future operating capital generation from these policies as previously guided at the 2023 Capital Markets Day.

Long-Term Care

Transamerica is actively managing its long-term care business, primarily through premium rate increase programs. The company continues to work with state regulators to get pending and future actuarially justified rate increases approved. At its 2023 CMD, Aegon announced its intention to achieve approvals for an additional net present value of USD 700 million of premium rate increases. The total value of premium rate increases approved by the state regulators achieved since the beginning of 2023 amounts to USD 457 million, which is 65% of the target. Claims experience continues to track well with assumptions, with the actual-to-expected claim ratio – which includes reserve changes – being mildly unfavorable at 104% in the third quarter of 2024, driven by higher-than-expected new claims and lower-than-expected claims terminations.

November 15, 2024 3Q24 trading update

Variable Annuities

The portfolio of variable annuities with significant interest sensitive riders is a legacy block that will run off over time, and that has been de-risked by dynamically hedging the market risk associated with guaranteed benefit riders, including the statutory lapse and mortality margins. The hedge program was 99% effective in the third quarter of 2024, continuing its strong track record of managing the financial market risks embedded in the guarantees.

Net outflows in Variable Annuities amounted to USD 1.5 billion in the third quarter of 2024, compared with USD 1.3 billion in the same period last year, in line with expectations. Gross deposits in Variable Annuities increased to USD 0.4 billion from USD 0.3 billion in the third quarter last year, mainly from growing sales in a variable annuity product with limited guarantees. This was more than offset by higher withdrawals and surrenders.

Fixed Annuities

The Fixed Annuities portfolio is a Financial Asset that will run off relatively quickly over time. Net outflows in the Fixed Annuities book amounted to USD 319 million in the reporting period, compared with net outflows of USD 341 million in the same period of last year, driven by surrenders and withdrawals. In addition, a portfolio of Single Premium Guaranteed Annuities (SPGAs) is managed as a Financial Asset and had net outflows of USD 63 million in the third quarter of 2024, which was about the same as compared with the prior year reporting period.

November 15, 2024 3Q24 trading update

Business update United Kingdom

United Kingdom				unaudited

Business update
GBP in millions	Notes	3Q 2024	3Q 2023	%

Adviser Platform		(916)	(903)	(1)
Workplace Platform		865	(379)	n.m.
Total Platform		(51)	(1,282)	96
Institutional		362	(258)	n.m.
Traditional products		(560)	(378)	(48)
Net deposits / (outflows)		(249)	(1,919)	87

Adviser Platform		51,699	48,748	6
Workplace Platform		60,663	49,561	22
Total Platform		112,363	98,308	14
Institutional		75,436	65,609	15
Traditional products		30,913	29,019	7
Assets under Administration		218,712	192,937	13

In the United Kingdom, Aegon aims to become the leading digital savings and retirement platform provider in the workplace and adviser markets.

Strategic developments

In April 2023, Aegon announced the sale of its UK individual protection book to Royal London, which supports Aegon’s strategy to focus on its core activities in the UK. The Part VII transfer of the individual protection policies was completed on July 1, 2024.

Business update

Net deposits

Net deposits in the Workplace platform amounted to GBP 0.9 billion in the third quarter of 2024, compared with net outflows of GBP 0.4 billion in the same period of 2023. The prior year period was negatively impacted by the departure of a large, low-margin, scheme of GBP 0.9 billion. The increase in net deposits was driven by continued growing levels of inflows due to the onboarding of new schemes and higher regular contributions from existing schemes. For the Adviser platform, net outflows remained stable at GBP 0.9 billion in the third quarter of 2024. This reflects continued elevated levels of customer withdrawals, and ongoing consolidation and vertical integration in non-target adviser segments.

Net outflows in Traditional products amounted to GBP 0.6 billion compared with net outflows of GBP 0.4 billion in the same period of 2023, as this book gradually runs off. For the Institutional business, net deposits amounted to GBP 0.4 billion in the third quarter of 2024, compared with GBP 0.3 billion net outflows in the same period of 2023. The Institutional business is low-margin and net deposits for this business can be lumpy.

Assets under administration

Total Platform Assets under Administration (AuA) consisting of the Workplace platform and the Adviser platform, increased by 14% compared with September 30, 2023, to GBP 112 billion. During the same period, overall AuA, which also includes Traditional products and the Institutional business, increased by 13% to GBP 219 billion. The increase in AuA was mostly driven by market movements in the period.

November 15, 2024 3Q24 trading update

Business update International

International				unaudited

Business update
EUR in millions	Notes	3Q 2024	3Q 2023	%

Spain & Portugal		8	10	(17)
China		17	14	24
Brazil		34	49	(31)
TLB and others		6	6	(1)
New life sales (recurring plus 1/10 single)		65	79	(17)

New premium production accident & health insurance		11	12	(12)

New premium production property & casualty insurance		14	14	(2)

In Spain & Portugal, China, and Brazil, Aegon is investing in profitable growth. Aegon is maximizing Transamerica Life Bermuda’s (TLB) value, while continuing to make profitable sales on a selective basis. TLB’s closed block of universal life insurance liabilities is reinsured by Transamerica.

Business update

New life sales

New life sales decreased to EUR 65 million in the third quarter of 2024, down 17% compared with the third quarter of 2023.

•

New life sales in Spain & Portugal decreased by EUR 2 million to EUR 8 million, due to lower sales in Spain’s protection business. This was partly compensated by higher sales in single premium products linked to consumer loans.

•

New life sales in China increased by EUR 3 million to EUR 17 million, driven by an anticipated regulatory pricing change that went into effect late in the third quarter, and led to elevated sales prior to that.

•

New life sales in Brazil decreased by EUR 15 million to EUR 34 million, reflecting the higher interest rate environment that adversely impacted credit life sales, and a very strong third quarter in 2023.

•	For TLB and others, new life sales remained stable at EUR 6 million.

New premium production for non-life business

New premium production for accident & health insurance amounted to EUR 11 million, a decrease of 12% compared with the third quarter of 2023, driven by lower sales from health products in Spain.

New premium production for property & casualty insurance remained stable at EUR 14 million.

November 15, 2024 3Q24 trading update

Business update Asset Management

Asset Management				unaudited

Business update
EUR in millions	Notes	3Q 2024	3Q 2023		%

General Account		(25)	(364)	93
Affiliate		(2,613)	(477)	n.m.
Third-party		2,778	(1,208)	n.m.
Global Platforms		140	(2,049)	n.m.
Strategic Partnerships		1,176	(322)	n.m.
Net deposits I (outflows]		1,316	(2,371)	n.m.

Annualized revenues gained/(lost) on net deposits - Global Platforms		5.5	(1.5)	n.m.

General Account		68,395	67,027	2
Affiliate		39,597	37,928	4
Third-party		154,021	132,911	16
Global Platforms		262,013	237,866	10
Strategic Partnerships		61,895	57,467	8
Assets under Management		323,908	295,334	10

Aegon Asset Management (Aegon AM) aims to improve efficiency and drive growth through third-party assets, and by increasing the share of proprietary investment solutions in its affiliate business.

Strategic developments

Aegon AM continues to further simplify its activities in Global Platforms to improve efficiency and profitability. Its focus lies on three core competencies: alternative fixed income assets and real assets, being a recognized leader in responsible investing and helping partners with retirement and fiduciary solutions to build market leading retirement platforms. As a result, Aegon AM is rationalizing its product set and has taken cost reduction measures.

Business update

Net deposits

Third-party net deposits in Global Platforms amounted to EUR 2.8 billion in the third quarter of 2024, compared with net outflows of EUR 1.2 billion in the same period of 2023. The net deposits in the third quarter of 2024 were mostly driven by strong fund performance of alternative fixed income, which also benefited from the asset management partnership with a.s.r. The other main contributor to net deposits was UK retirement driven by fixed income, and to a lesser extent by equities and multi-assets.

Net deposits in Strategic Partnerships amounted to EUR 1.2 billion in the third quarter of 2024, compared with net outflows of EUR 0.3 billion in the same period last year, and were driven by Aegon’s Chinese asset management joint venture, Aegon Industrial Fund Management Company (AIFMC). The net deposits were mostly from money market funds, mainly due to a collaboration with a consumer finance platform. This was partly offset by net outflows in La Banque Postale AM, mainly driven by the impact of continued withdrawals of low margin business from a former shareholder.

Net outflows from the General Account amounted to EUR 25 million in the third quarter of 2024, compared with net outflows of EUR 364 million in the prior year period.

November 15, 2024 3Q24 trading update

Net outflows from Affiliate amounted to EUR 2.6 billion in the third quarter of 2024, compared with net outflows of EUR 0.5 billion in the same period of 2023. The increase in net outflows resulted mainly from a fund modernization effort in the UK, which led to terminating a lower margin fund. The modernization is expected to drive additional inflows in future years.

Annualized revenues gained I (lost) on net deposits

Annualized revenues gained on net deposits for Global Platforms amounted to EUR 5.5 million in the third quarter of 2024, driven by net deposits.

Assets under management

Assets under management increased by EUR 29 billion compared with September 30, 2023, to EUR 324 billion at the end of the third quarter of 2024. The increase was driven by the impact of favorable markets and third-party net deposits.

November 15, 2024 3Q24 trading update

Capital position

Aegon Ltd.			unaudited

Main capital ratios
	2024	2024
LC in millions	Sep. 30	Jun. 30	%

Americas (USD)
Available capital	8,027	8,075	(1)
Required capital	1,844	1,810	2
US RBC ratio	435%	446%

Scottish Equitable pIc (UK SE) (GBP)
Own funds	2,353	2,373	(1)
SCR	1,262	1,257
UK SE solvency II ratio	186%	189%	-

Aegon Ltd.			unaudited

Capital generation
EUR in millions	3Q 2024	3Q 2023	%

Earnings on in-force	425	388	10
Release of required	91	171	(47)
New business strain	(180)	(205)	12
Operating capital generation before holding funding and operating expenses	336	354	(5)

Americas	208	236	(12)
United Kingdom	58	56	4
InternationaI	37	47	(21)
Asset Management	33	16	107
Operating capital generation before Holding and other activities	336	354	(5)
Holding and other activities	(73)	(44)	(64)
Operating capital generation after Holding and other activities	263	310	(15)
One-time items	(550)	(81)	n.m.
Market impacts	(33)	(166)	80
Capital generation	(319)	62	n.m.

November 15, 2024 3Q24 trading update

Americas Capital generation				unaudited
USD in millions	Notes	3Q 2024	3Q 2023%

Distribution		37	40	(8)
Savings & Investments		80	50	61
Protection Solutions[1]		229	208	10
Financial Assets		14	41	(66)
Earnings on in-force		360	338	6
Release of required		46	70	(34)
New business strain		(178)	(152)	(17)
Operating capital generation		229	256	(11)
one-time items		(426)	(18)	n.m.
Market impacts		(1)	(110)	99
Capital generation		(199)	129	n.m.

Strategic Assets		141	187	(25)
Financial Assets		88	69	26
Operating capital generation		229	256	(11)

EoIF Retirement Plans ( included in EoIF Savings & Investments)		56	22	159
EoIF Individual Life (included in EoIF Protection Solutions)[2]		184	198	(7)

1. Includes various tax and corporate items not directly attributable to Protection Solutions business.

2. 2023 comparative numbers have been amended to reflect the inclusion of River Ridge Insurance Company in Individual Life.

Aegon Ltd. Cash Capital at Holding				unaudited
EUR in millions	Notes	3Q 2024	3Q 2023%

Beginning of period		2,090	1,315	59%

Americas		12	13	(5%)
United Kingdom		-	-	-
International		29	6	n.m.
Asset Management		-	-	-
Dividend received from a.s.r.		73	68	7%
Holding and other activities		-	-	-
Gross remittances		115	87	31%

Funding and operating expenses		(35)	(8)	n.m.
Free cash flow		80	79	1%

Divestitures and acquisitions		-	2,201	n.m.
Capital injections		(4)	(17)	78%
Capital flows from/(to) shareholders		(656)	(736)	11%
Net change in gross financial leverage
Other		(27)	55	n.m.
End of period		1,484	2,897	-49%

Maintaining a strong balance sheet is a prerequisite for Aegon to achieve its financial and strategic objectives. It allows the company to build leading, advantaged businesses that create value for its customers, shareholders, and other stakeholders. Aegon has a clear capital management framework in place that informs its capital deployment decisions. This framework is based on maintaining an adequate capitalization of its business units, Cash Capital at Holding, and gross financial leverage.

November 15, 2024 3Q24 trading update

Capital ratios

US RBC ratio

The estimated RBC ratio in the US decreased from 446% on June 30, 2024, to 435% on September 30, 2024, remaining above the operating level of 400%. The decrease was mainly driven by the termination of a portfolio of universal life policies that were previously bought from institutional owners, leading to a one-time unfavorable impact on the RBC ratio of 16%-points. The dedicated Transamerica entity used to purchase these policies has repaid part of its equity funding in the beginning of the fourth quarter of 2024, which is expected to benefit the RBC ratio with 8%-points at year-end 2024. Restructuring expenses from the implementation of the new Individual Life operating model, as well as a contribution to the own employee pension plan, resulted in one-time unfavorable impacts of 11%-points on the RBC ratio, during the third quarter of 2024. Market movements had a 3%-points positive impact on the RBC ratio, mainly driven by favorable equity markets, as well as lower capital requirements for certain credit instruments, and -thanks to the flooring of reserves- only partly offset by the impact of lower interest rates. Operating capital generation from operating entities applying the RBC framework had a positive contribution of 12%-points to the RBC ratio.

UK SE solvency II ratio

The estimated UK solvency II ratio for Scottish Equitable pic decreased from 189% on June 30, 2024, to 186% on September 30, 2024, and remained above the operating level of 150%. A positive impact from operating capital generation was more than offset by negative impacts from market movements and a model refinement.

Group solvency ratio

In line with previous guidance, Aegon does not report a group solvency ratio at the end of the third quarter of 2024 to align with a.s.r.’s reporting cycle. When announcing its second half year results of 2024 on February 20, 2025, Aegon will again publish a group solvency ratio.

Operating capital generation

Operating capital generation for Aegon amounted to EUR 336 million before holding funding and operating expenses in the third quarter of 2024, compared with EUR 354 million in the prior year period. Both periods were impacted by overall favorable items that increased operating capital generation. Earnings on in-force amounted to EUR 425 million, an increase of 10% compared with the third quarter of 2023. The increase was driven by Strategic Assets in the US, reflecting positive markets. Asset management increased earnings on in-force as well, also benefiting from favorable markets and from strategic initiatives such as the partnership with a.s.r.

Release of required capital amounted to EUR 91 million, a reduction of 47% compared with the prior year period. This reflected the impact of more capital-intensive investments in the US, and an exceptional increased release in the prior year period related to underwriting variances in the UK.

New business strain amounted to EUR 180 million, a decrease of EUR 25 million compared with the third quarter of last year. The increase in the new business strain from the Americas as a consequence of continued business growth in Strategic Assets was more than offset by a decrease in new business strain from International and the UK. For International, this reflected lower sales in Brazil. In the UK, this reflected changes in the business mix.

November 15, 2024 3Q24 trading update

The operating capital generation for Aegon before holding funding and operating expenses in the third quarter of 2024 contained some favorable items. In the US, lower new business strain, claims experience, and some other variances amounted to around EUR 20 million, while in the UK the same drivers benefited operating capital generation by around EUR 15 million.

For the full year 2024, Aegon today raises its guidance on operating capital generation before holding funding and operating expenses to around EUR 1.2 billion. The previous guidance was around EUR 1.1. billion.

Holding funding and operating expenses amounted to EUR 73 million in the third quarter of 2024, an increase of EUR 28 million as the prior year period benefited from an elevated cash position driven by the proceeds from the a.s. r. transaction.

Americas

In the Americas, operating capital generation decreased by 11% to USD 229 million in the third quarter of 2024. This compared with USD 256 million in the same period of last year, which benefited from around USD 40 million of favorable items, that increased the operating capital generation. New business strain, which constitutes a drag on operating capital generation, amounted to USD 178 million in the reporting period compared with USD 152 million in the same period of 2023. This was driven by continued growth of predominantly the Retirement Plans business. Compared with the second quarter of 2024, the new business strain decreased from lower new sales in the Protection Solutions business segment. The release of required capital decreased to USD 46 million in the third quarter of 2024 from USD 70 million in the same period last year. This was the result of higher capital requirements for investments made in the reporting period.

Earnings on in-force increased by 6% to USD 360 million in the third quarter of 2024, compared with USD 338 million in the same period of last year. Claims experience was broadly in line with expectations, with mortality claims experience being USD 5 million unfavorable and morbidity claims experience being USD 3 million unfavorable in this quarter.

In Protection Solutions, earnings on in-force amounted to USD 229 million, an increase of 10% compared with the third quarter of 2023 resulting mainly from expense and operational variances of around USD 15 million. Individual Life contributed USD 184 million earnings on in-force to the business segment. Savings & Investments reported USD 80 million of earnings on in-force in the third quarter of 2024 compared with USD 50 million in the prior year period. This was driven by higher fee revenues from higher account balances in Retirement Plans, which benefited from favorable markets and led to USD 56 million of earnings on in-force in this line of business.

The Distribution business segment contributed USD 37 million to earnings on in-force compared with USO 40 million in the prior year period. Continued growth of WFG was more than offset by a reallocation of a tax item related to this segment as of 2024.

The Financial Assets business segment reported USD 14 million earnings on in-force during the third quarter of 2024. This compared with USD 41 million earnings on in-force in the prior year period, which benefited from a one-time item. Mortality claims experience variance was with USD 5 million mildly favorable and morbidity claims experience in Long-Term Care was USD 7 million favorable during the current reporting period, this compared with a neutral claims experience in the third quarter last year.

November 15, 2024 3Q24 trading update

In summary, Strategic Assets contributed USD 141 million of operating capital generation in the third quarter of 2024 compared with USD 187 million in the prior year period. The decrease was on balance mainly driven by a higher new business strain and lower release of required capital. Financial Assets reported USD 88 million of operating capital generation in the period, compared with USD 69 million in the third quarter of 2023. The increase was mainly driven by a more favorable claims experience.

Cash Capital at Holding and free cash flow

Aegon’s Cash Capital at Holding decreased during the third quarter of 2024 from EUR 2,090 million to EUR 1,484 million. This decrease was largely due to EUR 656 million of capital returns to shareholders, consisting of the 2023 final dividend, the 2024 interim dividend and the ongoing EUR 200 million share buyback program. Free cash flow amounted to EUR 80 million and was mainly driven by the 2024 interim dividend from a.s.r. Other items combined had a negative impact of EUR 31 million, mostly from swap roll-overs.

At the CMD in June, 2023 Aegon guided to manage Cash Capital at Holding down to around the mid-point of the target range of EUR 0.5 billion – EUR 1.5 billion over time. Aegon today clarifies that this reduction to around the mid-point (EUR 1.0 billion) is expected by the end of 2026.

Share buyback programs

On May 16, 2024, Aegon announced a EUR 200 million share buyback program. The share buyback program commenced on July 8, 2024, and is expected to be completed on December 13, 2024, barring unforeseen circumstances.

On September 30, 2024, Aegon had completed 68% of the total EUR 200 million share buyback program.

On November 8, 2024, Aegon had completed 91% of the EUR 200 million share buyback program.

Aegon today announces a planned new EUR 150 million share buyback program, consistent with its policy to return excess Cash Capital at Holding to shareholders in the absence of value-creating opportunities. Barring unforeseen circumstances, the share buyback program will start at the beginning of January 2025 and is expected to be completed on or before June 30, 2025. The start of this share buyback program will be announced separately in due course.

The new planned EUR 150 million share buyback program will include an amount of about EUR 40 million to meet Aegon’s obligations resulting from the share-based compensation plans for senior management. The repurchased shares resulting from these compensation plans will be held as treasury shares until they are allocated to the plan participants. Aegon intends to cancel the remainder of the repurchased shares resulting from the new planned share buyback program, subject to any relevant approval.

November 15, 2024 3Q24 trading update

Additional information

Presentation

The conference call presentation is available on aegon.com as of 7.00 am CET.

Supplements

Aegon’s third quarter 2024 Trading Update Supplement and other supplementary documents are available on aegon.com.

Webcast and conference call including Q&A

The webcast and conference call starts at 9:00 am CET. The audio webcast can be followed on aegon.com. To join the conference call and/or participate in the Q&A, you will need to register via the following registration link. Directly after registration you will see your personal pin on the confirmation screen, and you will also receive an email with the call details and your personal pin to enter the conference call. The link becomes active 15 minutes prior to the scheduled start time. To avoid any unforeseen connection issues, it is recommended to make use of the “Call me” option. Approximately two hours after the conference call, a replay will be available on aegon.com.

Click to join

With “Call me”, there’s no need to dial-in. Simply click the following registration link and select the option “Call me”. Enter your information and you will be called back to directly join the conference. The link becomes active 15 minutes prior to the scheduled start time. Should you wish not to use the “Click to join” function, dial-in numbers are also available. For passcode: you will receive a personal pin upon registration.

Dial-in numbers for conference call:

United States: +1 864 991 4103 (local)

United Kingdom: +44 808 175 1536 (toll-free)

The Netherlands: +31 800 745 8377 (toll-free); or +31 970 102 86838 (toll)

Financial calendar 2025

Second half 2024 results – February 20, 2025

First quarter 2025 results – May 22, 2025

Annual General Meeting – June 12, 2025

Second quarter 2025 results – August 21, 2025

Third quarter 2025 results – November 22, 2025

Capital Markets Day – December 10, 2025

AboutAegon

Aegon is an international financial services holding company. Aegon’s ambition is to build leading businesses that offer their customers investment, protection, and retirement solutions. Aegon’s portfolio of businesses includes fully owned businesses in the United States and United Kingdom, and a global asset manager. Aegon also creates value by combining its international expertise with strong local partners via insurance joint ventures in Spain & Portugal, China, and Brazil, and via asset management partnerships in France and China. In addition, Aegon owns a Bermuda-based life insurer and generates value via a strategic shareholding in a market leading Dutch insurance and pensions company.

Aegon’s purpose of helping people live their best lives runs through all its activities. As a leading global investor and employer, Aegon seeks to have a positive impact by addressing critical environmental and societal issues, with a focus on climate change and inclusion & diversity. Aegon is headquartered in The Hague, the Netherlands, domiciled in Bermuda, and listed on Euronext Amsterdam and the New York Stock Exchange. More information can be found at aegon.com. More information can be found at aegon.com.

Contacts

Media relations	Investor relations

Richard Mackillican	Yves Cormier

+31(0) 6 27411546	+31(0) 70 344 8028

richard.mackillican@aegon.com	yves.cormier@aegon.com

November 15, 2024 3Q24 trading update

Currency exchange rates

This document contains certain information about Aegon’s results, financial condition and revenue generating investments presented in USD for the Americas and in GBP for the United Kingdom , because those businesses operate and are managed primarily in those currencies. None of this information is a substitute for or superior to financial information about Aegon presented in EUR, which is the currency of Aegon’s primary financial statements.

Forward-looking statements

The statements contained in this document that are not historical facts are forward-looking statements as defined in the US Private Securities Litigation Reform Act of 1995. The following are words that identify such forward-looking statements: aim, believe, estimate, target, intend, may, expect, anticipate, predict, project, counting on, plan, continue, want, forecast, goal, should, would, could, is confident, will, and similar expressions as they relate to Aegon. These statements may contain information about financial prospects, economic conditions and trends and involve risks and uncertainties. In addition, any statements that refer to sustainability, environmental and social targets, commitments, goals, efforts and expectations and other events or circumstances that are partially dependent on future events are forward-looking statements. These statements are not guarantees of future performance and involve risks, uncertainties and assumptions that are difficult to predict. Aegon undertakes no obligation, and expressly disclaims any duty, to publicly update or revise any forward-looking statements. Readers are cautioned not to place undue reliance on these forward-looking statements, which merely reflect company expectations at the time of writing. Actual results may differ materially and adversely from expectations conveyed in forward-looking statements due to changes caused by various risks and uncertainties. Such risks and uncertainties include but are not limited to the following:

○

Unexpected delays, difficulties, and expenses in executing against Aegon’s environmental, climate, diversity and inclusion or other “ESG” targets, goals and commitments, and changes in laws or regulations affecting us, such as changes in data privacy, environmental, health and safety laws;

○	Changes in general economic and/or governmental conditions, particularly in Bermuda, the United States, the Netherlands and the United Kingdom;

○	Civil unrest, (geo-) political tensions, military action or other instability in a country or geographic region;

○	Changes in the performance of financial markets, including emerging markets, such as with regard to:

•	The frequency and severity of defaults by issuers in Aegon’ s fixed income investment portfolios;

•	The effects of corporate bankruptcies and/or accounting restatements on the financial markets and the resulting decline in the value of equity and debt securities Aegon holds;

•	The effects of declining creditworthiness of certain public sector securities and the resulting decline in the value of government exposure that Aegon holds;

•	The impact from volatility in credit, equity, and interest rates;

○	Changes in the performance of Aegon’s investment portfolio and decline in ratings of Aegon’s counterparties;

○

Lowering of one or more of Aegon’s debt ratings issued by recognized rating organizations and the adverse impact such action may have on Aegon’s ability to raise capital and on its liquidity and financial condition;

○

Lowering of one or more of insurer financial strength ratings of Aegon’s insurance subsidiaries and the adverse impact such action may have on the written premium, policy retention, profitability and liquidity of its insurance subsidiaries;

○

The effect of applicable Bermuda solvency requirements, the European Union’s Solvency II requirements, and applicable equivalent solvency requirements and other regulations in other jurisdictions affecting the capital Aegon is required to maintain;

○	Changes in the European Commissions’ or European regulator’s position on the equivalence of the supervisory regime for insurance and reinsurance undertakings in force in Bermuda;

○	Changes affecting interest rate levels and low or rapidly changing interest rate levels;

○	Changes affecting currency exchange rates, in particular the EURIUSD and EURIGBP exchange rates;

○	Changes affecting inflation levels, particularly in the United States, the Netherlands and the United Kingdom;

○

Changes in the availability of, and costs associated with, liquidity sources such as bank and capital markets funding, as well as conditions in the credit markets in general such as changes in borrower and counterparty creditworthiness;

○	Increasing levels of competition, particularly in the United States, the Netherlands, the United Kingdom and emerging markets;

○

Catastrophic events, either manmade or by nature, including by way of example acts of God, acts of terrorism, acts of war and pandemics, could result in material losses and significantly interrupt Aegon’ s business;

○	The frequency and severity of insured loss events;

○	Changes affecting longevity, mortality, morbidity, persistence and other factors that may impact the profitability of Aegon’s insurance products and management of derivatives;

○

Aegon’s projected results are highly sensitive to complex mathematical models of financial markets, mortality, longevity, and other dynamic systems subject to shocks and unpredictable volatility. Should assumptions to these models later prove incorrect, or should errors in those models escape the controls in place to detect them, future performance will vary from projected results;

○	Reinsurers to whom Aegon has ceded significant underwriting risks may fail to meet their obligations;

○

Changes in customer behavior and public opinion in general related to, among other things, the type of products Aegon sells, including legal, regulatory or commercial necessity to meet changing customer expectations;

○	Customer responsiveness to both new products and distribution channels;

○	Third-party information used by us may prove to be inaccurate and change over time as methodologies and data availability and quality continue to evolve impacting our results and disclosures;

○

As Aegon’s operations support complex transactions and are highly dependent on the proper functioning of information technology, operational risks such as system disruptions or failures, security or data privacy breaches, cyberattacks, human error, failure to safeguard personally identifiable information, changes in operational practices or inadequate controls including with respect to third parties with which Aegon does business, may disrupt Aegon’s business, damage its reputation and adversely affect its results of operations, financial condition and cash flows, and Aegon may be unable to adopt to and apply new technologies;

○

The impact of acquisitions and divestitures, restructurings, product withdrawals and other unusual items, including Aegon’s ability to complete, or obtain regulatory approval for, acquisitions and divestitures, integrate acquisitions, and realize anticipated results, and its ability to separate businesses as part of divestitures;

○

Aegon’s failure to achieve anticipated levels of earnings or operational efficiencies, as well as other management initiatives related to cost savings, Cash Capital at Holding, gross financial leverage and free cash flow;

○	Changes in the policies of central banks and/or governments;

○	Litigation or regulatory action that could require Aegon to pay significant damages or change the way Aegon does business;

○	Competitive, legal, regulatory, or tax changes that affect profitability, the distribution cost of or demand for Aegon’s products;

○

Consequences of an actual or potential break-up of the European Monetary Union in whole or in part, or further consequences of the exit of the United Kingdom from the European Union and potential consequences if other European Union countries leave the European Union;

November 15, 2024 3Q24 trading update

○

Changes in laws and regulations, or the interpretation thereof by regulators and courts, including as a result of comprehensive reform or shifts away from multilateral approaches to regulation of global or national operations, particularly regarding those laws and regulations related to ESG matters, those affecting Aegon’s operations’ ability to hire and retain key personnel, taxation of Aegon companies, the products Aegon sells, the attractiveness of certain products to its consumers and Aegon’s intellectual property;

○	Regulatory changes relating to the pensions, investment, insurance industries and enforcing adjustments in the jurisdictions in which Aegon operates;

○

Standard setting initiatives of supranational standard setting bodies such as the Financial Stability Board and the International Association of Insurance Supervisors or changes to such standards that may have an impact on regional (such as EU), national or US federal or state level financial regulation or the application thereof to Aegon, including the designation of Aegon by the Financial Stability Board as a Global Systemically Important Insurer (G-SII);

○

Changes in accounting regulations and policies or a change by Aegon in applying such regulations and policies, voluntarily or otherwise, which may affect Aegon’s reported results, shareholders’ equity or regulatory capital adequacy levels;

○

Changes in ESG standards and requirements, including assumptions, methodology and materiality, or a change by Aegon in applying such standards and requirements, voluntarily or otherwise, may affect Aegon’s ability to meet evolving standards and requirements, or Aegon’s ability to meet its sustainability and ESG-related goals, or related public expectations, which may also negatively affect Aegon’s reputation or the reputation of its board of directors or its management; and

○	Other risks and uncertainties identified in the Form 20-F and in other documents filed or to be filed by Aegon with the SEC.

○

Reliance on third-party information in certain of Aegon’s disclosures, which may change over time as methodologies and data availability and quality continue to evolve. These factors, as well as any inaccuracies in third-party information used by Aegon, including in estimates or assumptions, may cause results to differ materially and adversely from statements, estimates, and beliefs made by Aegon or third-parties. Moreover, Aegon’s disclosures based on any standards may change due to revisions in framework requirements, availability of information, changes in its business or applicable governmental policies, or other factors, some of which may be beyond Aegon’s control. Additionally, Aegon’s discussion of various ESG and other sustainability issues in this document or in other locations, including on our corporate website, may be informed by the interests of various stakeholders, as well as various ESG standards, frameworks, and regulations (including for the measurement and assessment of underlying data). As such, our disclosures on such issues, including climate-related disclosures, may include information that is not necessarily “material” under US securities laws for SEC reporting purposes, even if we use words such as “material” or “materiality” in relation to those statements. ESG expectations continue to evolve, often quickly, including for matters outside of our control; our disclosures are inherently dependent on the methodology (including any related assumptions or estimates) and data used, and there can be no guarantee that such disclosures will necessarily reflect or be consistent with the preferred practices or interpretations of particular stakeholders, either currently or in future.

This document contains information that qualifies, or may qualify, as inside information within the meaning of Article 7(1) of the EU Market Abuse Regulation (596/2014). Further details of potential risks and uncertainties affecting Aegon are described in its filings with the Netherlands Authority for the Financial Markets and the US Securities and Exchange Commission, including the 2023 Integrated Annual Report. These forward-looking statements speak only as of the date of this document. Except as required by any applicable law or regulation, Aegon expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in Aegon’s expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based.

WORLD FINANCIAL GROUP (WFG):

WFG CONSISTS OF:

IN THE UNITED STATES, WORLD FINANCIAL GROUP INSURANCE AGENCY, LLC (IN CALIFORNIA, DOING BUSINESS AS WORLD FINANCIAL INSURANCE AGENCY, LLC), WORLD FINANCIAL GROUP INSURANCE AGENCY OF HAWAII, INC., WORLD FINANCIAL GROUP INSURANCE AGENCY OF MASSACHUSETTS, INC., AND I OR WFG INSURANCE AGENCY OF PUERTO RICO, INC. (COLLECTIVELY WFGIA), WHICH OFFER INSURANCE AND ANNUITY PRODUCTS.

IN THE UNITED STATES, TRANSAMERICA FINANCIAL ADVISORS, INC. IS A FULL-SERVICE, FULLY LICENSED, INDEPENDENT BROKER-DEALER AND REGISTERED INVESTMENT ADVISOR. TRANSAMERICA FINANCIAL ADVISORS, INC. (TFA), MEMBER FINRA, MSRB, SIPC, AND REGISTERED INVESTMENT ADVISOR, OFFERS SECURITIES AND INVESTMENT ADVISORY SERVICES.

IN CANADA, WORLD FINANCIAL GROUP INSURANCE AGENCY OF CANADA INC. (WFGIAC), WHICH OFFERS LIFE INSURANCE AND SEGREGATED FUNDS. WFG SECURITIES INC. (WFGS), WHICH OFFERS MUTUAL FUNDS.

WFGIAC AND WFGS ARE AFFILIATED COMPANIES.